August 4, 2006




Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE: SEC letter dated May 25, 2006 regarding the Form 10-K for the year ended December 31, 2005 filed by Conseco, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:


The following information is provided in response to the comment in your letter dated May 25, 2006 and your telephone call on July 24, 2006. Our letter is marked to indicate changes from our previous response letter.


Form 10-K - December 31, 2005

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Value of Policies Inforce at the Effective Date and Cost of Policies Produced, page 38

   1. Staff comment: "Please provide us in disclosure type format a discussion of the factors underlying your estimate at the balance sheet date that affect the calculation of your expected gross profits. The discussion should:

          o Quantify the effect changes in the factors have had on the periods presented; and

          o Quantify the effect that a reasonably likely change in these factors may have on your financial statements along with a discussion that explains why you feel that the changes are reasonably likely."

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 4, 2006
Page 2



     Response: The following is the disclosure type format discussion you requested. We will provide this disclosure in future filings with the Securities and Exchange Commission commencing with our Form 10-Q for the quarterly period ended June 30, 2006.



     Value of Policies Inforce at the Effective Date and Cost of Policies
     Produced

     In conjunction with the implementation of fresh start accounting, we eliminated the historical balances of Old Conseco's cost of policies purchased and cost of policies produced as of the Effective Date and replaced them with the value of policies inforce at the Effective Date.

     The value assigned to the right to receive future cash flows from policies existing at September 10, 2003 (the effective date of the reorganization of our Predecessor) is referred to as the value of policies inforce at the Effective Date. We also defer renewal commissions paid in excess of ultimate commission levels related to the existing policies in this account. The balance of this account is amortized, evaluated for recovery, and adjusted for the impact of unrealized gains (losses) in the manner described below. We expect to amortize approximately 12 percent of the December 31, 2005 balance of value of policies inforce in 2006, 11 percent in 2007, 10 percent in 2008, 8 percent in 2009 and 8 percent in 2010.

     The cost of policies produced are those costs that vary with, and are primarily related to, producing new insurance business in the period after September 10, 2003. These costs include commissions in excess of ultimate renewal commissions, printing costs, sales materials, underwriting and policy issuance expenses. The value of policies inforce and the cost of policies produced are collectively referred to as "insurance acquisition costs."


     Insurance acquisition costs are amortized to expense over the lives of the underlying policies in relation to future anticipated premiums or gross profits. The insurance acquisition costs for policies other than universal life and investment-type products are amortized with interest (using the projected investment earnings rate) over the estimated premium-paying period of the policies, in a manner which recognizes amortization expense in proportion to each year's premium income. Limited-payment policies are amortized over the contract period. The insurance acquisition costs for universal life and investment-type products are amortized with interest (using the interest rate credited to the underlying policy) in proportion to estimated gross profits. The interest, mortality, morbidity and persistency assumptions used to amortize insurance acquisition costs are consistent with those assumptions used to estimate liabilities for insurance products. For universal life and investment-type products, these assumptions are reviewed on a regular basis. When actual profits or our current best estimates of future profits are different from previous estimates, we adjust cumulative amortization of insurance acquisition costs to maintain amortization expense as a constant percentage of gross profits over the entire life of the policies.

     When lapses of our insurance products exceed levels assumed in determining the amortization of insurance intangibles, we adjust amortization to reflect the change in future premiums or estimated gross profits resulting from the unexpected lapses. We recognized additional amortization expense of $7.9 million during the first six months of 2006 as a result of higher than expected lapses of our Medicare supplement products. We believe the unexpected lapses were primarily related to premium rate increases. During 2005, we conducted a review of our methodology for identifying and capitalizing deferred acquisition costs related to the traditional

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 4, 2006
Page 3

life block of business in our Bankers Life segment. Based on our review, we reduced the total cost capitalized in prior years by $1.1 million, which was reflected as an increase in amortization expense for the year ended December 31, 2005. During 2004, differences between actual and expected investment income caused us to change our assumptions used to estimate gross profits for universal life and investment-type products. The changes we made primarily relate to the timing of investment income and had the effect of lowering near term expected profits and increasing longer term profits based on a more precise modeling of the investment portfolio. The changes we made did not affect our expectations for the total estimated profits to be earned on this business, but did affect how we expect these profits to emerge over time. The new assumptions resulted in a reduction to insurance amortization of approximately $4.6 million during 2004. There have been no other significant changes to assumptions used to amortize insurance acquisition costs during the first six months of 2006 or during 2005 and 2004. Revisions to assumptions in future periods could have a significant adverse or favorable effect on our results of operations and financial position.

     When we realize a gain or loss on investments backing our universal life or investment-type products, we adjust the amortization of insurance acquisition costs to reflect the change in estimated gross profits from the products due to the gain or loss realized and the effect on future investment yields. We decreased amortization expense for such changes by $5.5 million and $.4 million in the first six months of 2006 and 2005, respectively. In addition, we increased (decreased) amortization expense for such changes by $(2.8) million, $13.4 million, $1.1 million and $(.4) million during the years ended December 31, 2005 and 2004, the four months ended December 31, 2003 and the eight months ended August 31, 2003, respectively. We also adjust insurance acquisition costs for the change in amortization that would have been recorded if actively managed fixed maturity securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. We include the impact of this adjustment in accumulated other comprehensive income within shareholders' equity. The total pre-tax impact of such adjustments on accumulated other comprehensive income was $173.8 million at June 30, 2006.

     At June 30, 2006, the balance of insurance acquisition costs was $3.4 billion. The recoverability of this amount is dependent on the future profitability of the related business. Each year, we evaluate the recoverability of the unamortized balance of insurance acquisition costs. These evaluations are performed to determine whether estimates of the present value of future cash flows, in combination with the related liability for insurance products, will support the unamortized balance. These future cash flows are based on our best estimate of future premium income, less benefits and expenses. The present value of these cash flows, plus the related balance of liabilities for insurance products, is then compared with the unamortized balance of insurance acquisition costs. In the event of a deficiency, such amount would be charged to amortization expense. The determination of future cash flows involves significant judgment. Revisions to the assumptions which determine such cash flows could have a significant adverse effect on our results of operations and financial position.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 4, 2006
Page 4


     The table presented below summarizes our estimates of cumulative adjustments to insurance acquisition costs resulting from hypothetical revisions to certain assumptions. Although such hypothetical revisions are not currently required or anticipated, we believe they could occur based on past variances in experience and our expectations of the ranges of future experience that could reasonably occur. We have assumed that revisions to assumptions resulting in the adjustments summarized below would occur equally among policy types, ages and durations within each product classification. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from the estimates summarized below. In addition, the impact of actual adjustments would reflect the net effect of all changes in assumptions during the period.


                                                                     Estimated adjustment to
                                                                          income before
                                                                      income taxes based on
Change in assumptions(1)                                         revisions to future assumptions
---------------------                                            -------------------------------
                                                                      (dollars in millions)
   Universal life-type products(2):
      5% increase to assumed mortality..................................    $(35.8)
      5% decrease to assumed mortality..................................      27.6
      15% increase to assumed expenses..................................      (8.9)
      15% decrease to assumed expenses..................................       7.9
      10 basis point decrease to assumed spread.........................      (7.6)
      10 basis point increase to assumed spread.........................       7.1

   Investment-type products:
      20% increase to assumed surrenders................................     $(8.7)
      20% decrease to assumed surrenders................................      10.3
      15% increase to assumed expenses..................................      (2.4)
      15% decrease to assumed expenses..................................       2.3
      10 basis point decrease to assumed spread.........................      (7.1)
      10 basis point increase to assumed spread.........................       6.6

--------

   (1) We have excluded the effect of reasonably likely changes in assumptions for policies other than universal life and investment-type products. Our estimates indicate such changes would not result in any portion of the $2.4 billion balance of unamortized insurance acquisition costs related to these policies being unrecoverable.

   (2) We have excluded the effect of reasonably likely changes in assumptions for projected universal life-type policy lapses. Our estimates indicate such changes would not have a significant effect on income before taxes.

                                     *****

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
August 4, 2006
Page 5


In connection with responding to your comments, the Company provides specific acknowledgment of the following:

        The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

        Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
---------------------
John R. Kline
Senior Vice President and
   Chief Accounting Officer